Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015

(unaudited)

November 9, 2015

TABLE OF CONTENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		2

Unaudited Interim Condensed Consolidated Statements of Financial Position		2

Unaudited Interim Condensed Consolidated Statements of Changes in Equity		3

Unaudited Interim Condensed Consolidated Statements of Earnings		4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income		5

Unaudited Interim Condensed Consolidated Statements of Cash Flows		6

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		7

1.	Nature of business	7

2.	Basis of presentation and summary of significant accounting policies	7

3.	Goodwill and intangible assets	10

4.	Provisions	11

5.	Customer deposits	12

6.	Long-term debt	12

7.	Share capital	14

8.	Reserves	16

9.	Fair value	19

10.	Related party transactions	21

11.	Discontinued operations	22

12.	Investment in associates	25

13.	Business combinations	26

14.	Expenses classified by nature	27

15.	Net earnings per share	28

16.	Sale of subsidiary	28

17.	Change in functional currency	29

18.	Derivatives	29

19.	Contingent liabilities	30

20.	Prior period adjustment	31

21.	Comparative information	34

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2015 $000’s unaudited	December 31, 2014 $000’s unaudited
Canadian dollars

ASSETS

Current
Cash	330,282	425,453
Restricted cash	–	112,530
Accounts receivable	87,252	159,076
Income tax receivable	36,595	20,717
Inventories	1,514	10,217
Current maturity of receivable under finance lease	–	699
Prepaid expenses and deposits	30,830	36,947
Current Investments	426,366	400,035
Investment in Associates (note 12)	14,315	–
Promissory note	–	3,783
	927,154	1,169,457
Restricted cash	152,101	67,747
Prepaid expenses and deposits	41,507	27,002
Long-term Investments	14,380	12,519
Goodwill and intangible assets (note 3)	6,268,899	5,718,051
Property and equipment	63,299	94,811
Development costs (net of accumulated amortization of	29,324	14,054
$6.95 million; 2014 - $6.02 million)
Receivable under finance lease	–	868
Promissory note	9,602	–
Investment tax credits receivable	3,569	7,731
Deferred income taxes	417	54,788
	7,510,252	7,167,028

LIABILITIES
Current
Accounts payable and accrued liabilities	147,860	178,990
Other payables	120,536	212,691
Provisions (note 4)	56,141	46,479
Customer deposits (note 5)	590,222	600,966
Income tax payable	35,627	32,966
Current maturity of long-term debt (note 6)	44,751	11,451
Derivatives (note 18)	55,274	–
	1,050,411	1,083,543
Other payables	1,544	5,527
Deferred revenue	743	2,459
Long-term debt (note 6)	3,277,277	3,494,547
Provisions (note 4)	515,199	412,971
Derivatives (note 18)	6,957	–
Deferred income taxes	31,131	46,788
	4,883,262	5,045,835
EQUITY
Share capital (note 7)	1,680,216	1,683,572
Reserves (note 8)	735,782	484,538
Retained earnings (deficit)	209,339	(46,917)
Equity attributable to the owners of the Corporation	2,625,337	2,121,193
Non-controlling interest	1,653	–
	2,626,990	2,121,193
	7,510,252	7,167,028

See accompanying notes

Approved and authorized for issue on behalf of the Board on November 9, 2015.

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director

Daniel Sebag, CFO	David Baazov, CEO

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2015 and 2014

	Share Capital
Canadian dollars - unaudited	Common shares number	Convertible preferred shares number	Common shares amount $000’s	Convertible preferred shares amount $000’s	Reserves (note 8) $000’s	Retained Earnings/ (Deficit) $000’s	Equity Attributable to Common Shareholders	Non- controlling interest $000’s	Total equity $000’s
Balance – January 1, 2014	94,078,297	–	220,683	–	13,052	(39,388)	194,347	–	194,347
Net earnings (Restated – note 20)	–	–	–	–	–	(28,516)	(28,516)	–	(28,516)
Other comprehensive income (Restated – note 20)	–	–	–	–	66,866	–	66,866	–	66,866
Total comprehensive income	–	–	–	–	66,866	(28,516)	38,350	–	38,350

Issue of common shares in relation to exercised warrants	1,255,980	–	6,773	–	(1,198)	–	5,575	–	5,575
Issue of common shares in relation to exercised employee stock options	395,113	–	1,988	–	(430)	–	1,558	–	1,558
Issue of equity component of mezzanine subordinated unsecured term loan, net of transaction costs	–	–	–	–	15,436	–	15,436	–	15,436
Issue of convertible preferred shares in relation to Rational Group Acquisition	–	1,139,356	–	795,875	–	–	795,875	–	795,875
Issue of common shares in relation to Rational Group Acquisition	34,984,025	–	677,987	–	–	–	677,987	–	677,987
Issue of common share purchase warrants	–	–	–	–	365,174	–	365,174	–	365,174
Share issuance costs in relation to Rational Group Acquisition	–	–	(29,446)	(70,056)	–	–	(99,502)	–	(99,502)
Share-based compensation	–	–	–	–	3,028	–	3,028	–	3,028
Deferred income taxes in relation to share issuance costs	–	–	7,301	18,218	–	–	25,519	–	25,519
Balance – September 30, 2014 (Restated – note 20)	130,713,415	1,139,356	885,286	744,037	461,928	(67,904)	2,023,347	–	2,023,347

Balance – January 1, 2015	132,844,341	1,139,356	939,533	744,039	484,538	(46,917)	2,121,193	–	2,121,193
Net earnings	–	–	–	–	–	256,256	256,256	24	256,280

Other comprehensive income	–	–	–	–	280,505	–	280,505	–	280,505
Total comprehensive income	–	–	–	–	280,505	256,256	536,761	24	536,785

Issue of common shares in relation to exercised warrants	713,264	–	2,974	–	(350)	–	2,624	–	2,624
Issue of common shares in relation to exercised employee stock options	675,136	–	3,930	–	(895)	–	3,035	–	3,035
Conversion of preferred shares	4,592	(107)	107	(107)	–	–	–	–	–
Share-based compensation	–	–	–	–	14,234	–	14,234	–	14,234
Share repurchase	(1,455,300)	–	(10,260)	–	(35,293)	–	(45,553)	–	(45,553)
Put liability	–	–	–	–	(6,957)	–	(6,957)	–	(6,957)
Non-controlling interest	–	–	–	–	–	–	–	1,629	1,629
Balance – September 30, 2015	132,782,033	1,139,249	936,284	743,932	735,782	209,339	2,625,337	1,653	2,626,990

See accompanying notes

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	For the three-month periods ended September 30		For the nine-month periods ended September 30
Canadian dollars - unaudited	2015 $000’s (except per share data)	2014 $000’s (except per share data) (Restated – note 20)	2015 $000’s (except per share data)	2014 $000’s (except per share data) (Restated – note 20)
Revenues	324,663	209,173	981,534	214,261
Expenses (note 14)
Selling	46,483	28,287	157,859	29,761
General and administrative	181,629	110,847	501,676	121,979
Financial	67,289	4,886	180,669	4,109
Gaming duty	39,593	17,142	100,311	17,142
Acquisition-related costs	118	12,130	277	20,446
	335,112	173,292	940,792	193,437
Gain (loss) on sale of subsidiary	6,742	(16,319)	6,742	29,334
Income (loss) from investments	(36,922)	679	(33,241)	1,687
Net earnings (loss) from continuing operations before income taxes	(40,629)	20,241	14,243	51,845
Current income taxes	1,269	2,639	5,440	2,639
Deferred (recovery) income taxes	10,845	(7,738)	18,958	(11,437)
Net earnings (loss) from continuing operations	(52,743)	25,340	(10,155)	60,643
Net earnings (loss) from discontinued operations (net of tax) (note 11)	94,637	(74,029)	266,435	(89,159)
Net earnings (loss)	41,894	(48,689)	256,280	(28,516)

Net earnings (loss) attributable to
Shareholders of Amaya	41,870	(48,689)	256,256	(28,516)
Non-controlling interest	24	–	24	–
Net earnings (loss)	41,894	(48,689)	256,280	(28,516)
Basic earnings (loss) from continuing operations per common share (note 15)	($0.40)	$0.21	($0.08)	$0.59
Diluted earnings (loss) from continuing operations per common share (note 15)	($0.40)	$0.15	($0.08)	$0.55
Basic earnings (loss) per common share (note 15)	$0.31	($0.41)	$1.92	($0.28)
Diluted earnings (loss) per common share (note 15)	$0.21	($0.41)	$1.29	($0.28)

See accompanying notes

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three-month periods ended September 30		For the nine-month periods ended September 30
Canadian dollars - unaudited	2015 $000’s	2014 $000’s (Restated – note 20)	2015 $000’s	2014 $000’s (Restated – note 20)

Net earnings (loss)	41,894	(48,689)	256,280	(28,516)

Items that are or may be reclassified to net earnings

Available-for-sale investments – (loss) gain in fair value (net of income tax of nil (2014 - nil))	(29,816)	7,761	(14,850)	13,138
Available-for-sale investments - reclassified to net earnings	(2,525)	–	(9,605)	–
Foreign continuing operations – unrealized foreign currency translation differences	139,127	55,561	329,595	53,305
Foreign discontinued operations – unrealized foreign currency translation differences	(3,663)	–	(19,563)	–
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	855		40,561
Net investment hedge – net gain (loss)	2,178	–	(3,871)	–
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2014 - nil))	1,523	–	13,186	–
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2014 - nil))	(14,093)	–	(55,774)	–
Other	1,390	423	826	423
Other comprehensive income	94,976	63,745	280,505	66,866
Total comprehensive income	136,870	15,056	536,785	38,350

See accompanying notes

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30,
Canadian dollars- unaudited	2015 $000’s	2014 $000’s (Restated – note 20)
Operating activities
Net earnings	256,280	(28,516)
Interest accretion	64,533	11,044
Unrealized gain on foreign exchange	(1,989)	(8,698)
Depreciation of property and equipment	10,965	12,699
Amortization of intangible assets	116,697	40,320
Amortization of deferred development costs	937	2,327
Stock-based compensation	14,234	3,028
Finance lease	(62)	2,286
Gain on sale of subsidiary	(6,742)	(30,734)
(Gain) loss on discontinued operations, net of tax	(337,493)	37,856
Loss on retirement of debt	35,179	–
Impairment of property and equipment, intangible assets, and finance leases	4,193	9,039
Unrealized loss (gain) on investments	23,635	(2,195)
Income tax expense (recovery) recognized in net earnings	24,381	11,052
Interest expense	162,384	49,372
Other	(5,344)	6,710

	361,788	115,590
Changes in non-cash operating elements of working capital	(16,710)	25,756
Income taxes paid	(17,433)	(2,207)

	327,645	139,139

Financing activities
Issuance of capital stock in relation with exercised warrants	2,624	5,575
Issuance of capital stock in relation with exercised employee stock options	3,035	1,557
Proceeds from long-term debt	–	3,150,238
Proceeds from convertible preferred share issuance	–	1,139,356
Proceeds from common share issuance	–	699,681
Transaction costs relating to convertible preferred share issuance	–	(70,056)
Transaction costs relating to common share issuance	–	(29,446)
Repurchase of shares	(45,553)	–
Interest paid	(196,913)	(19,619)
Repayment premium	(35,179)	–
Repayment of long-term debt	(689,704)	(2,230)

	(961,690)	4,875,056

Investing activities
Deferred development costs	(20,856)	(9,294)
Additions to property and equipment	(16,551)	(12,810)
Acquired intangible assets	(3,844)	(6,554)
Sale of investments	19,691	(2,308)
Proceeds from sale of subsidiary	594,387	52,500
Cash disposed of in discontinued operations	(11,397)	(2,323)
Restricted cash	(70,058)	–
Settlement of minimum revenue guarantee	(6,459)	(7,251)
Acquisition of subsidiaries	–	(4,748,359)
Other	(234)	62

	484,679	(4,736,337)

(Decrease) Increase in cash	(149,366)	277,858
Cash – beginning of period	425,453	93,640
Unrealized foreign exchange difference on cash	54,195	16,741

Cash – end of period	330,282	388,239

  See accompanying notes

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. As at September 30, 2015, Amaya had one reportable segment, Business-to-Consumer (“B2C”), consisting of Rational Group (as defined below). After accounting for discontinued operations, Amaya no longer operates its Business-to-Business (“B2B”) segment, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide.

Amaya acquired its B2C operations through the acquisition of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited) (“Oldford Group”), parent company of Rational Group Ltd. (“Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”). Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “AYA” as well as the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AYA”.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2014 and related notes contained therein (the “2014 Financial Statements”). During the period, the Corporation entered into derivative transactions and has applied hedge accounting for certain of these derivative transactions. For a discussion of the accounting policies related to derivative and hedge accounting refer to the “New Significant Accounting Policies” section below. There has been no impact on the 2014 Financial Statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2014 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars. Unless otherwise indicated, all dollar (“$”) amounts in these unaudited interim condensed consolidated financial statements are expressed in Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘USD’’ or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the period ended September 30, 2015.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. For derivatives not designated as hedging instruments the re-measurement of the derivatives each period are recognized in financial expenses on the condensed consolidated statements of earnings.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Gains and losses accumulated in other comprehensive income are included in the condensed consolidated statements of earnings when the foreign operation is partially disposed of or sold.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also adds the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, and does not anticipate applying them prior to their effective date.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, and does not anticipate applying them prior to their effective date.

3.	GOODWILL AND INTANGIBLE ASSETS

Cost

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s

Balance – January 1, 2014	61,759	17,820	–	79,975	28,027	187,581
Additions	–	–	–	–	8,691	8,691
Additions through business combinations	125,569	1,560,542	530,187	3,081,720	4,572	5,302,590
Disposals	–	–	–	–	(3,017)	(3,017)
Assets held-for-sale disposed (note 11)	–	(9,161)	–	–	(2,048)	(11,209)
Translation	12,934	97,171	32,755	196,912	1,612	341,384

Balance – December 31, 2014	200,262	1,666,372	562,942	3,358,607	37,837	5,826,020

Additions	–	–	–	–	3,844	3,844
Additions through business combination	1,527	–	–	670	–	2,197
Disposals	–	–	–	–	(588)	(588)
Discontinued operations (note 11)	(74,270)	(15,520)	–	(113,398)	(18,824)	(222,012)
Translation	24,687	249,101	84,628	497,523	2,134	858,073

Balance – September 30, 2015	152,206	1,899,953	647,570	3,743,402	24,403	6,467,534

Accumulated Amortization and Impairments

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s

Balance – January 1, 2014	16,016	1,490	–	–	7,038	24,544
Amortization	23,737	45,737	–	–	6,866	76,340
Disposals	–	–	–	–	(1,302)	(1,302)
Impairments	–	–	–	–	6,176	6,176
Assets held-for-sale disposed (note 11)	–	(1,254)	–	–	(1,001)	(2,255)
Translation	2,478	1,680	–	–	308	4,466

Balance – December 31, 2014	42,231	47,653	–	–	18,085	107,969

Amortization	24,924	89,978	–	–	1,795	116,697
Disposals	–	–	–	–	(476)	(476)
Impairment	–	–	–	–	1,586	1,586
Discontinued operations (note 11)	(37,044)	(2,187)	–	–	(5,831)	(45,062)
Translation	5,081	12,329	–	–	511	17,921

Balance – September 30, 2015	35,192	147,773	–	–	15,670	198,635

Carrying Amount

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s

At December 31, 2014	158,031	1,618,719	562,942	3,358,607	19,752	5,718,051
At September 30, 2015	117,014	1,752,180	647,570	3,743,402	8,733	6,268,899

A number of B2B-related intangible assets have been determined to be redundant to the Corporation’s core operations, which currently consists of its B2C operations. Impairment losses in the amount of $1.59 million (December 31, 2014 - $6.18 million) were therefore recognized during the period ended September 30, 2015.

4.	PROVISIONS

The provisions in the condensed consolidated statements of financial position include, among other items, the provision for jackpots and player bonuses, the provision for deferred consideration primarily in connection with the Rational Group Acquisition and the minimum revenue guarantee in connection with the sale of WagerLogic Malta Holdings Ltd. (“WagerLogic”) (note 16) and the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc. (“Chartwell”) and Cryptologic Limited (“Cryptologic”) (note 11). The carrying amounts and the movements in the provisions during the period ended September 30, 2015 and year ended December 31, 2014 are as follows:

	Jackpots and player bonuses $000’s	Deferred consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s

Balance – January 1, 2014	4,245	987	–	–	5,232
Provisions acquired on business combinations	23,194	400,975	–	–	424,169
Additional provision recognized	42,800	7,604	45,815	1,866	98,085
Payments	(60,244)	–	(18,166)	(7)	(78,417)
Accretion of discount	–	9,384	469	–	9,853
Reclassification	(648)	256	–	109	(283)
Foreign exchange translation losses	377	434	–	–	811

Balance at December 31, 2014	9,724	419,640	28,118	1,968	459,450

Current portion	9,724	8,535	28,118	102	46,479

Non-current portion	–	411,105	–	1,866	412,971

	Jackpots and player bonuses $000’s	Deferred consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s

Balance – January 1, 2015	9,724	419,640	28,118	1,968	459,450
Additional provision recognized	68,362	21	27,449	1,450	97,282
Payments	(46,609)	–	(21,411)	–	(68,020)
Accretion of discount	–	20,087	240	–	20,327
Discontinued operations	(6,763)	(316)	(702)	(2,042)	(9,823)
Reclassification	(16)	–	–	16	–
Foreign exchange translation losses	2,588	65,881	3,595	60	72,124

Balance at September 30, 2015	27,286	505,313	37,289	1,452	571,340

Current portion	27,286	9,820	19,035	–	56,141

Non-current portion	–	495,493	18,254	1,452	515,199

5.	CUSTOMER DEPOSITS

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. Certain of Amaya’s brands, hold customer deposits, along with winnings and any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the condensed consolidated statements of financial position under cash and investments, which includes short term, highly liquid classified as available for sale investments. At September 30, 2015, the Corporation has $590.22 million (December 31, 2014 - $600.97 million) in customer deposits.

Additionally, the Corporation has $110.66 million (December 31, 2014 - $89.94 million) in frequent player points, which are included in “other payables” under current liabilities in the condensed consolidated statements of financial position. Frequent player points relates to loyalty programs operated by the B2C business for its customers, which involves awarding customer loyalty points based on, among other factors, amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. Management has estimated the value of the liability using relevant historical information about the likelihood and magnitude of an outflow of resources, i.e., payment of frequent play points to loyal customers. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player point liability.

6.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2015 and December 31, 2014:

	September 30, 2015, Principal outstanding balance in local denominated currency 000’s	September 30, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s

USD First Lien Term Loan	2,046,745	2,653,618	1,745,625	1,956,220
EUR First Lien Term Loan	289,774	424,235	199,500	271,388
USD Second Lien Term Loan	210,000	214,823	800,000	873,519
Senior Facility (USD)	–	–	238,000	273,910
Mezzanine Facility (USD)	–	–	104,537	102,941
2013 Debentures (CAD)	30,000	29,352	30,000	28,020

Total long-term debt		3,322,028		3,505,998

Current portion		44,751		11,451

Non-current portion		3,277,277		3,494,547

(a)    First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consist of a USD $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor. Also without giving effect to the Refinancing, the second lien term loan consists of a USD $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash. The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

First Lien Term Loans

During the three-month period ended September 30, 2015, the Corporation incurred $34.10 million (September 30, 2014 - $17.40 million) in interest on the USD First Lien Term Loan, of which $3.89 million (September 30, 2014 - $1.40 million) relates to interest accretion and repaid $6.54 million (September 30, 2014 – nil) in principal in relation thereto. During the nine-month period ended September 30, 2015, the Corporation incurred $91.14 million (September 30, 2014 - $17.40 million) in interest on the USD First Lien Term Loan, of which $10.47 million (September 30, 2014 - $1.40 million) relates to interest accretion and repaid $17.46 million (September 30, 2014 – nil) in principal in relation thereto.

During the three-month period ended September 30, 2015, the Corporation incurred $4.97 million (September 30, 2014 - $2.73 million) in interest on the EUR First Lien Term Loan, of which $165,000 (September 30, 2014 - $192,000) relates to interest accretion, and repaid $1.03 million (September 30, 2014 – nil) in principal in relation thereto. During the nine-month period ended September 30, 2015, the Corporation incurred $13.03 million (September 30, 2014 - $2.73 million) in interest on the EUR First Lien Term Loan, of which $924,000 (September 30, 2014 - $192,000) relates to interest accretion, and repaid $2.42 million (September 30, 2014 - nil) in principal in relation thereto.

Second Lien Term Loan

During the three-month period ended September 30, 2015, the Corporation incurred $14.70 million (September 30, 2014 - $12.45 million) in interest on the Second Lien Term Loan of which $1.48 million (September 30, 2014 - $750,000) relates to interest accretion.

During the nine-month period ended September 30, 2015, the Corporation incurred $57.5 million (September 30, 2014 - $12.45 million) in interest on the Second Lien Term Loan of which $4.21 million (September 30, 2014 - $750,000) relates to interest accretion. The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and USD $400 million of its contingent consideration (i.e., the deferred purchase price for its B2C business through the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. See note 18.

 (b)  Senior Facility

On May 15, 2014, Cadillac Jack, Inc. (“Cadillac Jack”) obtained an incremental USD $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries.

During the three-month period ended September 30, 2015, the Corporation did not incur any interest on the Senior Facility as it was repaid in full prior to the period, however, during the three-month period ended (September 30, 2014, the Corporation incurred $6.49 million in interest on the Senior Facility, of which $159,000 related to interest accretion.

During the nine-month period ended September 30, 2015, the Corporation reclassified the Senior Facility as discontinued operations. During the period, the Corporation incurred $13.88 million (September 30, 2014 - $15.21 million) in interest on the Senior Facility, of which $2.34 million (September 30, 2014 - $424,000) relates to interest accretion, and repaid $294 million in principal.

In connection with the Cadillac Jack Sale (as defined below), the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

(c)    Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured.

During the three-month period ended September 30, 2015, the Corporation did not incur any interest on the Mezzanine Facility as it was repaid in full prior to the period, however during the three-month period ended September 30, 2014, the Corporation incurred $3.93 million in interest on the Mezzanine Facility, of which $269,000 related to interest accretion and $1.97 million related to paid in kind interest.

During the nine-month period ended September 30, 2015, the Corporation reclassified the Mezzanine Facility as discontinued operations. During the period, the Corporation incurred $26.51 million (September 30, 2014 - $5.88 million) in interest on the Mezzanine Facility, of which $19.52 million (September 30, 2014 - $390,000) relates to interest accretion and $3.77 million (September 30, 2014 - $2.95 million) relates to paid in kind interest, and repaid $131.37 million in principal.

In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

(d)    2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended on September 24, 2013 to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one common share at a price per common share equal to $6.25 at any time until January 31, 2016.

During the three-month period ended September 30, 2015, the Corporation incurred $1.22 million (September 30, 2014 – $652,000) in interest on the 2013 Debentures, of which $465,000 (September 30, 2014 – $404,000) related to interest accretion.

During the nine-month period ended September 30, 2015, the Corporation incurred $3.21 million (September 30, 2014 – $2.84 million) in interest on the 2013 Debentures, of which $1.33 million (September 30, 2014 – $1.16 million) related to interest accretion.

7.   SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

	Common Shares Number	Preferred Shares Number	Common Shares $000’s	Preferred Shares $000’s

Opening balance, as at January 1, 2014	94,078,297	–	220,683	–
Issuance, net of transaction costs and warrants	34,984,025	1,139,356	649,618	725,820
Exercise of stock options	649,159	–	3,204	–
Exercise of warrants	3,132,860	–	57,770	–
Deferred income taxes in relation to transaction costs	–	–	8,258	18,219

Ending balance, as at December 31, 2014	132,844,341	1,139,356	939,533	744,039

Exercise of stock options	675,136	–	3,930	–
Exercise of warrants	713,264	–	2,974	–
Conversion of preferred shares	4,592	(107)	107	(107)
Repurchase of common shares	(1,455,300)	–	(10,260)	–
Deferred income taxes in relation to transaction costs	–	–	–	–

Ending balance, as at September 30, 2015	132,782,033	1,139,249	936,284	743,932

During the nine-month period ended September 30, 2015:

●

the Corporation issued 713,264 common shares for cash consideration of $2.62 million as a result of the exercise of warrants. The exercised warrants were initially valued at $350,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

●

the Corporation issued 675,136 common shares for cash consideration of $3.04 million as a result of the exercise of stock options. The exercised stock options were initially valued at $895,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to reserves was reallocated to the common shares so issued.

●

the Corporation issued 4,592 common shares as a result of the conversion of preferred shares. The converted preferred shares were initially valued at $107,000 using the Black-Scholes valuation model. Upon the conversion of the preferred shares, the value originally allocated to the preferred shares was reallocated to the common shares so issued.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The 2015 NCIB will terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. As of November 9, 2015, the Corporation had purchased and cancelled an aggregate of 1,455,300 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $45.5 million.

8.  RESERVES

The following table highlights the class of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s (Restated - Note 20)

Balance – January 1, 2014	2,831	3,209	–	8,838	–	–	(1,826)	13,052

Issuance of warrants	380,610	–	–	–	–	–	–	380,610
Cumulative translation adjustments	–	–	–	53,305	–	–	–	53,305
Stock-based compensation	–	3,028	–	–	–	–	–	3,028
Exercise of warrants	(1,198)	–	–	–	–	–	–	(1,198)
Exercise of stock options	–	(430)	–	–	–	–	–	(430)
Unrealized gains	–	–	–	–	13,138	–	–	13,138
Other	–	–	–	–	–	–	423	423

Balance – September 30, 2014	382,243	5,807	–	62,143	13,138	–	(1,403)	461,928

Balance – January 1, 2015	332,491	8,738	–	127,688	15,732	–	(111)	484,538
Cumulative translation adjustments	–	–	–	310,032	–	–	–	310,032
Stock-based compensation	–	14,234	–	–	–	–	–	14,234
Exercise of warrants	(350)	–	–	–	–	–	–	(350)
Exercise of stock options	–	(895)	–	–	–	–	–	(895)
Realized (gains) losses	–	–	–	40,561	(9,605)	(55,774)	–	(24,818)
Unrealized gains (losses)	–	–		(3,871)	(14,850)	13,186	–	(5,535)
Purchases of treasury shares	–	–	(35,293)	–	–	–	–	(35,293)
Put liability (note 18)	–	–	–	–	–	(6,957)	–	(6,957)
Other	1,151	–	–	–	–	–	(325)	826

Balance – September 30, 2015	333,292	22,077	(35,293)	474,410	(8,723)	(49,545)	(436)	735,782

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 2,769,306 additional common shares are reserved for issuance as of September 30, 2015. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any time. At September 30, 2015, this reserve represents 2.09% of the issued and outstanding common shares of the Corporation. Except in certain circumstances, the exercise price of the options issued under the Plans shall not be less than the market price of the common shares of the Corporation, which under the Option Plan is equal to the closing price of the common shares on the TSX on the business day immediately preceding the date of the grant and under the Equity Incentive Plan is equal to the greater of the closing price of the common shares on the TSX and any other exchange on which the common shares are then trading on the date of the grant. The options granted under the Option Plan have a maximum term of five years, which, pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015, may be extended in certain circumstances for an additional two years. The options granted under the Equity Incentive Plan have a maximum term of ten years. Subject to certain exceptions and as determined by the applicable plan administrator, options issued under the Option Plan since 2012 and under the Equity Incentive Plan generally vest in equal increments over four years, while options issued under the Option Plan in years prior to 2012 generally vested in equal increments over two years.

The following table provides information about outstanding stock options issued under the Plans:

	For the period ended September 30, 2015		For the period ended September 30, 2014

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Beginning balance	9,801,289	16.21	5,124,379	3.75
Transactions during the period:
Issued	1,931,800	32.60	3,721,300	24.73
Exercised	(675,136)	4.49	(395,113)	3.94
Forfeited	(549,056)	13.75	(177,481)	5.17

Ending balance	10,508,897	20.10	8,273,085	13.15

During the nine-month period ended September 30, 2015, the Corporation granted an aggregate of 1,931,800 stock options under the Plans.

The outstanding stock options issued under the Plans are exercisable at prices ranging from $1.00 to $35.30 per share and have a weighted average contractual term of 5.08 years.

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options

Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $

1.00 to 6.00	1,729,472	1 to 3	1,712,132	1.00 to 6.00
4.20 to 32.81	2,091,650	3 to 5	1,374,994	4.20 to 32.81
7.55 to 35.30	6,342,775	5 to 7	687,581	7.55 to 35.30
27.32	345,000	> 7	-	27.32

	10,508,897	5.08	3,774,707	9.81

The weighted average share price of options exercised during the period ended September 30, 2015 was $4.49 (September 30, 2014 – $3.94).

The Corporation recorded a compensation expense for the three-month period ended September 30, 2015 of $4.64 million (September 30, 2014 - $1.49 million). Compensation expense for the nine-month period ended September 30, 2015 was $14.23 million (September 30, 2014 – $3.03 million). As at September 30, 2015, the Corporation had $21.40 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan may be extended in certain circumstances for an additional two years. The Corporation recorded an additional one-time compensation expense equal to the incremental fair value granted of $1.57 million with respect to certain fully and partially vested options subject to the extension as of the date of the modification.

The stock options issued during the periods ended September 30, 2015 and 2014 were accounted for at their grant date fair value of $10.86 million, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2015	2014

Expected volatility	52%	60%
Expected life	3.75 to 6.25 years	3.75 years
Expected forfeiture rate	0%-17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	$32.60	$24.73
Weighted average fair value of options at grant date	$5.62	$5.08

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX during such periods. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at September 30, 2015 and September 30, 2014:

	For the period ended September 30, 2015		For the period ended September 30, 2014

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Beginning balance	16,211,410	5.09	2,594,270	4.62
Issued	–	–	16,750,000	4.59
Exercised	(713,264)	3.68	(1,255,980)	4.44
Expired	(830)	3.00	–	–

Ending balance	15,497,316	5.16	18,088,290	4.60

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price ($)
February 7, 2013	January 31, 2016	496,780	6.25
May 15, 2014	May 15, 2024	4,000,000	19.17
August 1, 2014	August 1, 2024	11,000,536	0.01

		15,497,316	5.16

During the three-month period ended September 30, 2015, the Corporation issued 75,221 common shares for cash consideration of $470,000 as a result of the exercise of warrants. The exercised warrants were initially valued at $155,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the nine-month period ended September 30, 2015, the Corporation issued 713,264 common shares for cash consideration of $2.62 million as a result of the exercise of warrants. The exercised warrants were initially valued at $350,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the three-month period ended September 30, 2014, the Corporation issued 846,190 common shares for cash consideration of $3.77 million as a result of the exercise of warrants. The exercised warrants were initially valued at $815,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the nine-month period ended September 30, 2014, the Corporation issued 1,255,980 common shares for cash consideration of $5.58 million as a result of the exercise of 1,255,980 warrants. The exercised warrants were initially valued at $1.20 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the nine-month period ended September 30, 2014, in connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 warrants to purchase common shares, representing an allocated fair value of $15.44 million. These warrants entitle the holders thereof to acquire one common share per warrant at a price per common share equal to $19.17 (equal to the 5-day volume-weighted average price, or VWAP, of the common shares on the TSX immediately following the announcement of the definitive agreement for the Rational Group Acquisition) at any time up to a period ending ten years after the closing date. These warrants are not listed on either the TSX or Nasdaq.

9.	FAIR VALUE

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

The carrying amount of receivables under finance leases approximates their fair value because the interest rates approximate current market rates. On initial recognition, the fair value of amounts receivable under finance leases is established using a discounted cash-flow model.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of September 30, 2015 and December 31, 2014:

	As at September 30, 2015

	Fair value & carrying value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s

Funds - Available for sale	83,104	83,104	–	–
Bonds - Available for sale	142,786	142,786	–	–
Convertible debentures - Fair value through profit/loss	17,597	7,508	10,089	–
Equity in quoted companies - Available for sale, preferred shares, fair value through profit/loss	182,878	156,802	–	26,076
Equity in private companies - Available for sale	11,939	–	–	11,939

Total financial assets	438,304	390,200	10,089	38,015

Derivatives	62,231	–	55,274	6,957

Total financial liabilities	62,231	–	55,274	6,957

	As at December 31, 2014

	Fair value & carrying value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s

Funds - Available for sale	173,799	173,799	–	–
Bonds - Available for sale	122,528	122,528	–	–
Convertible debentures- Fair value through profit/loss	19,358	8,278	11,080	–
Equity in quoted companies - Available for sale	84,350	84,350	–	–
Equity in private companies - Available for sale	10,391	–	–	10,391

Total financial assets	410,426	388,955	11,080	10,391

The fair values of other financial assets and liabilities measured at amortised cost on the statements of financial position as at each of September 30, 2015 and December 31, 2014 are as follows:

	As at September 30, 2015

	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s

Promissory note	9,602	–	9,602	–

Total financial assets	9,602	–	9,602	–

First Lien Term Loans	3,148,799	3,148,799	–	–
USD Second Lien Term Loan	281,472	281,472	–	–
2013 Debentures	30,000	30,000	–	–

Total financial liabilities	3,460,271	3,460,271	–	–

	As at December 31, 2014

	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s

Promissory note	3,783	–	3,783	–

Total financial assets	3,783	–	3,783	–

First Lien Term Loans	2,291,497	2,291,497	–	–
USD Second Lien Term Loan	917,639	917,639	–	–
Senior Facility	284,041	–	284,041	–
Mezzanine Facility	127,488	–	127,488	–
2013 Debentures	30,006	30,006	–	–

Total financial liabilities	3,650,671	3,239,142	411,529	–

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 1, 2 or 3 during the nine-month period ended September 30, 2015.

Reconciliation of Level 3 fair values

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values.

Available for sale investments $000’s

Balance – January 1, 2014	–
Acquisition through business combination	10,032
Purchases	11
Unrealised gain included in other comprehensive income	348

Balance – December 31, 2014	10,391

Balance – January 1, 2015	10,391
Acquisition through business divestiture	38,821
Loss included in Income (loss) from investments	(12,745)
Unrealised gain included in other comprehensive income	1,548

Balance – September 30, 2015	38,015

10. RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the board of directors, the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel, and certain other key members of management of the Corporation, which include certain of the Corporation’s subsidiaries. The compensation of such key management for the periods ended September 30, 2015 and 2014 included the following:

	September 30, 2015 $000’s	September 30, 2014 $000’s

Salaries, bonuses and short-term employee benefits	3,342	1,906
Director retainers	251	132
Share-based payments	4,179	1,018

	7,772	3,056

The remuneration of the Chairman and Chief Executive Officer, Chief Financial Officer, and Executive Vice-President, Corporate Development and General Counsel consists primarily of a salary and share-based payments. The increase in remuneration for the period ended September 30, 2015 as compared to the prior year period is primarily attributable to the increase in the number of members of key management as a result of the Rational Group Acquisition.

11. DISCONTINUED OPERATIONS

On November 24, 2014, Amaya divested its subsidiary Ongame Network Ltd. (“Ongame”), which provided B2B poker and platform solutions, to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”). In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At the holder’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

On May 5, 2015, Innova Gaming Group Inc. (“Innova”), closed its initial public offering (the “Innova Offering”), which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, with the Corporation receiving aggregate net proceeds of approximately $34.10 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game Enterprises (“Diamond Game”), which was formerly a wholly-owned subsidiary of Amaya.

On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack Inc. (“Cadillac Jack”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO) (“AGS”), for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date (the “Cadillac Jack Sale”). Amaya used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of the Senior Facility and Mezzanine Facility on May 29, 2015. The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately USD $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

On July 31, 2015, Amaya announced that it completed the sale of all of the issued and outstanding shares of its subsidiaries, Chartwell and Cryptologic, to NYX Gaming Group and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (the “Chartwell/Cryptologic Sale”) for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing. The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after six months from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which is initially 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase after six months at an initial rate of 3%, followed by 6% every six months from months 12 to 24 and 9% every six months thereafter.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

Each of the B2B businesses, Diamond Game (now a wholly-owned subsidiary of Innova, of which the Corporation holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (now owned by NYX Gaming Group) are classified as discontinued operations for the three and nine-month period ended September 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015, the Cadillac Jack Sale on May 29, 2015 and the Chartwell/Cryptologic Sale on July 31, 2015. The following tables illustrate the impact of these discontinued operations and assets and liabilities held for sale on the financials of the Corporation on September 30, 2015 as compared to the period ended September 30, 2014:

Results from Discontinued Operations

	For the three month periods ended		For the nine-month periods ended

	September 30, 2015 $000’s	September 30, 2014 $000’s	September 30, 2015 $000’s	September 30, 2014 $000’s

Revenues	392	30,986	55,720	109,553
Expenses	311	(51,472)	(167,292)	(141,109)

Results from operating activities before income taxes	703	(20,486)	(111,572)	(31,556)
Income taxes	(281)	16,034	47	20,094

Results from operating activities, net of income taxes	984	(36,520)	(111,619)	(51,650)
Gain (loss) on sale of discontinued operations	122,658	(37,509)	455,446	(37,509)
Minimum revenue guarantee	(27,449)	–	(27,449)	–
Taxes on gain on sale of discontinued operations	(434)	–	(43,103)	–
Transaction costs	(1,122)	–	(6,840)	–

Net gain (loss) from discontinued operations	94,637	(74,029)	266,435	(89,159)

Basic earnings (loss) from discontinued operations per common share	$ 0.71	$ (0.63)	$ 2.00	$ (0.87)

Diluted earnings (loss) from discontinued operations per common share	$ 0.48	$ (0.63)	$ 1.34	$ (0.87)

Cash Flows from (Used In) Discontinued Operations
			For the nine-month periods ended

			September 30, 2015 $000’s	September 30, 2014 $000’s

Net cash from operating activities			1,840	4,064
Net cash from (used in) investing activities			(20,250)	899
Net cash from (used in) financing activities			1,606	(68,967)

Net cash flows			(16,804)	(64,004)

Effect on the Financial Position of the Corporation

The assets, liabilities and reserves disposed of in connection with the divestiture of Cryptologic and Chartwell through the Chartwell/Cryptologic Sale, which was completed during the nine-month period ended September 30, 2015, were as follows:

September 30, 2015 $000’s

Cash and cash equivalents	(2,068)
Restricted cash	(128)
Accounts receivable	(2,910)
Investment tax credit	(3,927)
Prepaid expenses and deposits	(935)
Goodwill and intangible assets	(23,484)
Property plant and equipment	(2,186)
Deferred development costs	(2,121)
Deferred tax liability	1,036
Accounts payable	2,917
Provisions	7,055
Income tax payable	634
Other payables	243
Deferred revenue	128
Deferred income tax	2,832

Net assets disposed of in discontinued operations	(22,914)
Proceeds from sale of discontinued operations	148,821

Gain on sale of discontinued operations	125,907

The assets, liabilities and reserves disposed of in connection with the divestiture of Cadillac Jack, through the Cadillac Jack Sale which was completed during the nine-month period ended September 30, 2015, were as follows:

September 30, 2015 $000’s

Cash and cash equivalents	(5,264)
Accounts receivable	(16,901)
Income tax receivable	(4)
Inventory	(6,642)
Prepaid expenses and deposits	(3,090)
Finance lease receivable	(1,741)
Goodwill and intangible assets	(126,421)
Property plant and equipment	(32,678)
Deferred development costs	(5,797)
Accounts payable	50,380
Provisions	2,767
Income tax payable	284
Other payables	685
Deferred income tax	12,428
Long term debt	427,542
Contributed surplus	4,004

Net liabilities disposed of in discontinued operations	299,552
Proceeds from sale of discontinued operations	(1,461)

Gain on sale of discontinued operations	298,091

The assets, liabilities and reserves disposed of in connection with the divestiture of Diamond Game through the Innova Offering which was were completed during the nine-month period ended September 30, 2015, were as follows:

September 30, 2015 $000’s

Cash and cash equivalents	(4,065)
Accounts receivable	(3,475)
Inventory	(2,340)
Prepaid expenses and deposits	(621)
Goodwill and intangible assets	(27,045)
Property plant and equipment	(9,818)
Deferred tax asset	(1,604)
Accounts payable	4,518
Income tax payable	299
Other payables	3,661
Deferred revenue	2,447
Deferred income tax	2,691

Net assets disposed of in discontinued operations	(35,352)
Proceeds from sale of discontinued operations	66,800

Gain on sale of discontinued operations	31,448

12.	INVESTMENT IN ASSOCIATES

On May 5, 2015, in connection with the Innova Offering, the Corporation retained ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game. During the three and nine-month periods ended September 30, 2015, the Corporation recognized an impairment loss of $17.97 million (September 30, 2014 – nil) as a result of the significant decline in the fair market value of the Innova common shares.

The following table shows a reconciliation from opening balance to the closing balance for investment in associates.

$000’s

Balance – January 1, 2015	–
Acquisition through business divestiture	32,720
Loss included in income (loss) from investments	(440)
Impairment loss	(17,965)

Balance – September 30, 2015	14,315

13. BUSINESS COMBINATIONS

Oldford Group Limited

The purchase price allocation for the Rational Group Acquisition does not reflect the impact on any contingencies arising from circumstances that were present on the date of the Rational Group Acquisition on August 1, 2014. In the event that a measurable outcome is ascertainable as a result of these contingencies during the one-year reference period from the date of the Rational Group Acquisition, the impact will be recorded as an adjustment to purchase price allocation reflecting both the contingent liability and the offsetting indemnification asset (i.e., the indemnification in favor of the Corporation provided for in the purchase agreement for the Rational Group Acquisition). Any impact that becomes both measurable and probable after the reference period will not be reflected as an adjustment to the purchase price allocation.

Fair value on acquisition $000’s

Cash	390,639
Accounts receivable	123,117
Prepaid expenses and deposits	38,599
Investments	373,692
Property and equipment	51,369
Accounts payables and accrued liabilities	(111,818)
Other payables	(198,756)
Provisions	(21,844)
Customer deposits	(570,820)
Intangible assets	2,213,606
Goodwill	3,055,410
Deferred income tax liability	(22,820)
Other	(2,759)

Total consideration	5,317,615

Fair value of deferred consideration	391,000

5,708,615

Management finalized the purchase price allocation relating to the Rational Group Acquisition as of the end of the reference period on August 1, 2015 and determined there to be no further adjustments other than those set forth directly above.

14. EXPENSES CLASSIFIED BY NATURE

	For the three-month periods ended		For the nine-month periods ended

	September 30, 2015 $000’s	September 30, 2014 $000’s (Restated – note 20)	September 30, 2015 $000’s	September 30, 2014 $000’s (Restated – note 20)

Financial
Interest and bank charges	61,147	40,049	184,878	42,269
Foreign exchange	6,142	(35,163)	(4,209)	(38,160)

	67,289	4,886	180,669	4,109
General and administrative
Processor costs	17,378	11,116	54,825	11,116
Office	21,193	12,840	58,262	15,660
Salaries and fringe benefits	72,689	33,502	189,788	36,295
Stock-based compensation	4,637	1,493	14,234	3,028
Depreciation of property and equipment	2,601	1,379	7,023	1,994
Amortization of deferred development costs	151	73	441	204
Amortization of intangible assets	39,031	24,204	111,943	25,346
Professional fees	24,238	9,958	58,840	12,054
Impairment	–	9,039	1,587	9,039
Bad debt	(271)	3,108	4,526	3,108
Loss (gain) on disposal of assets	(18)	4,135	207	4,135

	181,629	110,847	501,676	121,979

Selling	46,483	28,287	157,859	29,761

Gaming duties	39,593	17,142	100,311	17,142

Acquisition-related costs
Professional fees	118	12,130	277	20,446

	118	12,130	277	20,446

15. NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per common share for the following periods:

	For the three-month periods ended		For the nine-month periods ended

	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Numerator
Numerator for basic and diluted earnings per common share –net earnings (loss) from continuing operations	($52,743,000)	$25,340,000	($10,155,000)	$60,643,000

Numerator for basic and diluted earnings per common share – net earnings (loss) from discontinued operations	$94,637,000	$(74,029,000)	$266,435,000	($89,159,000)

Numerator for basic and diluted earnings per common share –net earnings (loss)	$41,894,000	($48,689,000)	$256,280,000	($28,516,000)

Denominator
Denominator for basic earnings per common share – weighted average number of common shares	133,035,469	118,234,685	133,268,190	102,310,661

Effect of dilutive securities
Stock options	3,200,582	4,031,625	3,843,287	3,073,618
Warrants	12,833,806	10,933,278	13,185,441	4,603,947
Convertible preferred shares	49,878,066	30,960,761	49,059,184	–

Effect of dilutive securities	65,912,454	45,925,664	66,087,912	7,677,565

Dilutive potential for diluted earnings per common share	198,947,923	164,160,349	199,356,102	109,988,226

Basic earnings (loss) from continuing operations per common share	($0.40)	$0.21	($0.08)	$0.59
Diluted earnings (loss) from continuing operations per common share	($0.40)	$0.15	($0.08)	$0.55

Basic earnings (loss) from discontinued operations per common share	$0.71	($0.63)	$2.00	($0.87)
Diluted earnings (loss) from discontinued operations per common share	$0.48	($0.63)	$1.34	($0.87)

Basic earnings (loss) per common share	$0.31	($0.41)	$1.92	($0.28)
Diluted earnings (loss) per common share	$0.21	($0.41)	$1.29	($0.28)

16. SALE OF SUBSIDIARY

On February 11, 2014, and pursuant to a Share Purchase Agreement, dated November 27, 2013, one of the Corporation’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic to Goldstar Acquisitionco Inc. (“Goldstar”) for $70 million, less a closing working capital adjustment of $7.5 million, with the purchase price satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million (bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date). The share purchase agreement for this divestiture also provides for a bonus payment of USD $10 million to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least USD $30 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of USD $10 million if CryptoLogic Operations achieves an annual net revenue target of at least USD $40 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date).

For the period ended September 30, 2015, Amaya continued to license online casino games to WagerLogic. In connection with the sale of WagerLogic to Goldstar, Amaya and certain of its subsidiaries also entered into a revenue guarantee agreement under which they jointly and severally guarantee the financial obligations of such subsidiaries under the service agreements, including an obligation to pay CryptoLogic Operations, during the two years following the closing date of the divestiture, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of USD $4.75 million.

17. CHANGE IN FUNCTIONAL CURRENCY

On February 26, 2015, the functional currency of one of the Corporation’s subsidiaries, Amaya Holdings BV, changed from the U.S. dollar to the Euro. The change in functional currency is a result of an increased trend towards online gaming regulation in Europe, the high concentration of players in Europe and a change in financing currency from USD to Euro. Furthermore, given the prevalence of the online gaming industry in Europe, Amaya Holdings BV will be utilized as a vehicle aimed at future online gaming acquisitions in Europe. As a result of this and the fact that a significant portion of the subsidiary’s operations are denominated in Euros, the primary economic environment of this subsidiary is the Euro.

This change in functional currency is accounted for prospectively from the date of the change by translating all items in such subsidiary’s financial statements into the new functional currency using the exchange rate at the date of the change.

18. DERIVATIVES

The Corporation is exposed to interest and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Cash flow hedge accounting

On March 2, 2015, the Corporation entered into cross currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fixes the Euro to USD exchange rate at 1.1102.

In connection with the Refinancing, the Corporation entered into an additional cross-currency interest rate swap agreement to hedge the interest and foreign exchange, effective August 12, 2015 (the “August 2015 Swap Agreement” for a USD notional amount of $325 million. A portion of this new swap (USD notional amount of $302 million) was designated in a cash flow hedge relationship, and together with the March 2015 Swap Agreements, the “Swap Agreements”) fixes the Euro interest payments at an average rate of 4.657% (a simple average of the different interest rates for the August 2015 Swap Agreement) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the increase of the existing USD First Lien Term Loan under the Refinancing. The August 2015 Swap Agreement, which matures in five years, fixes the Euro to USD exchange rate of 1.094.

The fair value of the outstanding Swap Agreements as at September 30, 2015 are a liability of $55.78 million (€37.3 million).

Net investment hedge accounting

The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and a portion of its USD contingent consideration (i.e., the deferred purchase price for its B2C business) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains or losses arising from the translation of the USD-denominated liabilities that is determined to be an effective hedge is recognized in other comprehensive income, counterbalancing a portion of the gains or losses arising from translation of the Corporation’s net investment in its foreign operations.

During the three-month period ended September 30, 2015, the Corporation recorded an unrealized exchange gain on translation of $2.17 million (€1.7 million) in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such contingent consideration.

During the nine-month period ended September 30, 2015, the Corporation recorded an unrealized exchange loss on translation of $3.87 million (€2.6 million) in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such contingent consideration.

Derivative instruments without hedge accounting

During the nine-month period ended September 30, 2015, the Corporation entered into two forward foreign exchange contracts to buy USD for Euros. These economic hedges are intended to mitigate the impact of the fluctuation of the USD to Euro exchange rate from foreign currency liabilities The first contract was to buy $124.30 million for €110 million at a rate of €1.113 to USD $1.00 (the “First Forward Contract”) and the second contract was to sell $145.42 million for €130 million at a rate of €1.1186 to USD $1.00 (the “Second Forward Contract” and together with the First Forward Contract, the “Forward Contracts”). The First Forward Contract matures in December 2015 and the Second Forward Contract Matures in 2016. The Corporation determined the fair value of the Forward Contracts by comparing similar contracts that are traded in active markets and using quotes that reflect actual transactions in similar instruments in such markets, as well as taking into consideration credit risk in the applicable discount factor.

Put liability

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC (formerly Ruckus Gaming, LLC), the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, during the applicable put period to sell to the Corporation all the equity interests then-held by such sellers at a price equal to the greater of (i) the fair market value of the interests as of December 31 of the immediately preceding fiscal year, as determined in accordance with the procedures set forth in the purchase agreement and (ii) USD $6.0 million. The put period is defined in the purchase agreement as the period commencing on January 1 and ending on January 31 of each calendar year commencing in 2018. This derivative was recorded for the nine-month period ended September 30, 2015 at the present value of $6.9 million.

19. CONTINGENT LIABILITIES

On March 11, 2015, the Corporation commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. The Italian tax authorities had provided an initial estimate of back taxes totalling approximately €85 million. Since the Corporation last commented, substantial representations have been made to the Italian tax authorities and discussions with the Italian tax authorities are ongoing with the intention of trying to resolve the tax dispute. The Corporation believes that any tax liability as part of this matter may be indemnifiable by the former owners of the Oldford Group (the “Sellers”) under the agreement governing the Rational Group Acquisition, subject to certain conditions, and will seek to be so indemnified. Pursuant to this agreement, the Sellers have certain indemnification obligations to the Corporation, subject to certain conditions, with respect to certain pre-closing liabilities, including amounts held in an escrow account plus an additional amount not held in escrow and reserved solely for tax claims.

Also prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “KY Proceeding”), pursuant to which the Commonwealth seeks to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the court in the KY Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, in part, on the part of certain former owners of the Oldford Group. A judgment by the court on the issue of monetary damages has not been entered by the Court, but may be forthcoming. The Corporation was aware of the KY Proceeding prior to the Rational Group Acquisition, and, to the extent monetary damages are awarded against the Oldford Parties, the Corporation intends to seek indemnification to the extent permitted against the Sellers under the agreement governing the Rational Group Acquisition.

20. PRIOR PERIOD ADJUSTMENT

	For the three-month periods ended September 30

Canadian dollars - unaudited	2014 $000’s (As previously filed)	2014 $000’s (Prior period adjustment)			2014 $000’s (Reclassification – note 21)	2015 $000’s (Reclassification discontinued operations) (A)	2014 $000’s

Revenues	238,958	–			–	(29,785)	209,173

Expenses
Cost of products	679	–			(296)	(383)	–
Selling	31,414	–			(424)	(2,703)	28,287
General and administrative	154,343	–			(16,422)	(27,074)	110,847
Financial	15,843	2,900	(B	)	–	(13,857)	4,886
Gaming duty	–	–			17,142	–	17,142
Acquisition-related costs	12,130	–			–	–	12,130
	214,409	2,900			–	(44,017)	173,292

Gain (loss) on sale of subsidiary	(16,319)	–			–	–	(16,319)
Income (loss) from investments	8,355	(7,676)	(D	)	–	–	679

Net earnings (loss) from continuing operations before income taxes	16,585	(10,576)			–	14,232	20,241
Current income taxes	1,239	–			–	1,400	2,639
Deferred (recovery) income taxes	(11,070)	2,800	(E	)	–	532	(7,738)

Net earnings (loss) from continuing operations	26,416	(13,376)			–	12,300	25,340
Net earnings (loss) from discontinued operations (net of tax)	(44,029)	(17,700)	(F	)	–	(12,300)	(74,029)

Net earnings (loss)	(17,613)	(31,076)			–	–	(48,689)

Basic earnings (loss) from continuing operations per common share	$ 0.22	$ (0.11)			–	$ 0.10	$ 0.21
Diluted earnings (loss) from continuing operations per common share	$ 0.16	$ (0.08)			–	$ 0.08	$ 0.15

Basic earnings (loss) per common share (note 15)	$ (0.15)	$ (0.26)			–	–	$ (0.41)
Diluted earnings (loss) per common share (note 15)	$ (0.15)	$ (0.26)			–	–	$ (0.41)

	For the nine-month periods ended September 30

Canadian dollars - unaudited	2014 $000’s (As previously filed)	2014 $000’s (Prior period adjustment)			2014 $000’s (Reclassification – note 21)	2015 $000’s (Reclassification discontinued operations) (A)	2014 $000’s

Revenues	319,584	–			–	(105,323)	214,261

Expenses
Cost of products	6,447	–			(1,529)	(4,918)	–
Selling	38,531	–			–	(8,770)	29,761
General and administrative	215,962	–			(15,613)	(78,370)	121,979
Financial	25,648	2,900	(B	)	–	(24,439)	4,109
Gaming duty	–	–			17,142	–	17,142
Acquisition-related costs	21,934	–			(1,400)	(88)	20,446

	308,522	2,900			(1,400)	(116,585)	193,437

Gain (loss) on sale of subsidiary	32,734	(2,000)	(C	)	(1,400)	–	29,334
Income (loss) from investments	14,740	(13,053)	(D	)	–	–	1,687
Net earnings (loss) from continuing operations before income taxes	58,536	(17,953)			–	11,262	51,845
Current income taxes	7,963	–			–	–	2,639
Deferred (recovery) income taxes	(26,942)	2,800	(E	)	–	12,705	(11,437)

Net earnings (loss) from continuing operations	77,515	(20,753)			–	3,881	60,643
Net earnings (loss) from discontinued operations (net of tax)	(58,379)	(26,899)	(F	)	–	(3,881)	(89,159)

Net earnings (loss)	19,136	(47,652)			–	–	(28,516)

Basic earnings (loss) from continuing operations per common share	$ 0.76	$ (0.20)			–	$ 0.04	$ 0.59
Diluted earnings (loss) from continuing operations per common share	$ 0.70	$ (0.19)			–	$ 0.04	$ 0.55

Basic earnings (loss) per common share (note 15)	$ 0.19	$ (0.47)			–	–	$ (0.28)
Diluted earnings (loss) per common share (note 15)	$ 0.17	$ (0.47)			–	–	$ (0.28)

(A)	The Corporation reclassified net earnings for each of the divested B2B businesses from continuing operations to discontinued operations.

(B)

The Corporation corrected an error related to the comparative three and nine-month periods ended September 30, 2014 as a result of additional financial expenses related to present value adjustments of long-term prepaid expenses and deposits and other payables. This adjustment was made retrospectively and impacts the comparative period statement of changes in equity, statement of earnings, statement of comprehensive income and statement of cash flows included in these unaudited interim condensed consolidated financial statements. It was properly corrected and reflected in the 2014 Financial Statements.

(C)

The Corporation corrected an error related to the comparative nine-month period ended September 30, 2014 as a result of increasing the minimum revenue guarantee provision related to the sale of Wagerlogic to The Intertain Group Limited (TSX: IT) (“Intertain”). This adjustment was made retrospectively and impacts the comparative period statement of changes in equity, statement of earnings, statement of comprehensive income and statement of cash flows included in these unaudited interim condensed consolidated financial statements. It was properly corrected and reflected in the 2014 Financial Statements.

(D)

The Corporation corrected an error related to the comparative three and nine-month periods ended September 30, 2014 as a result of an unrealized gain on an investment in Intertain that was included in net earnings and should have been included in other comprehensive income. This investment was previously classified as a held-for-trading investment with fair value fluctuations recorded through net earnings whereas it should have been classified as an available-for-sale investment with fair value fluctuations recorded through other comprehensive income. This investment continues to be held by the Corporation as of September 30, 2015. This adjustment was made retrospectively and impacts the comparative period statement of changes in equity, statement of earnings, statement of comprehensive income and statement of cash flows included in these unaudited interim condensed consolidated financial statements. It was properly corrected and reflected in the 2014 Financial Statements.

(E)

The Corporation corrected errors related to the comparative three and nine-month periods ended September 30, 2014 as a result of (i) an adjustment to the purchase price allocation related to the Rational Group Acquisition resulting in a decrease in deferred income recovery $5.52 million, as offset by (ii) deferred tax adjustments properly corrected and reflected in the 2014 Financial Statements.

(F)

The Corporation corrected errors related to the comparative nine-month period ended September 30, 2014 as a result of deferred tax adjustments properly corrected and reflected in the 2014 Financial Statements relating to discontinued operations resulting in an increase in deferred income tax expense of $26.90 million and $17.70 million for the three and nine-month periods ended September 30, 2014.

21. COMPARATIVE INFORMATION

The Corporation reclassified certain items in the unaudited interim condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period to conform to the current year’s presentation. This reclassification had no impact on the total cash flows from operating activities. In addition, the Corporation reclassified in the unaudited interim condensed consolidated statements of cash flows for the current and comparable prior year periods interest paid from cash flows from operating activities section to the cash flows from financing activities section. This reclassification had no impact on the total cash flow change.

In order to provide more relevant information, the Corporation changed its accounting policy relating to the presentation of gaming duties expenses in the unaudited interim condensed consolidated statement of earnings. The expense was reclassified from general and administrative to its own separate line item named Gaming Duties expenses for the comparative period to conform to the current year’s presentation. This reclassification had no impact on net earnings.

The Corporation also reclassified cost of goods sold in the unaudited interim condensed consolidated statement of earnings to general and administrative expenses for the comparative period to conform to the year-end 2014 presentation. This reclassification had no impact on net earnings.

The Corporation reclassified acquisition related costs in the unaudited interim condensed consolidated statement of earnings to gain on sale of subsidiary for the comparative period to conform to the year-end 2014 presentation. This reclassification had no impact on net earnings and was adjusted for in the nine-month period ended September 30, 2014.